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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
|X| Form 10-Q and Form 10-QSB |_| Form N-SAR
                                                                SEC FILE NUMBER
                                                                   000-29204
                                                                 CUSIP NUMBER
                                                                   37944W100

      For Period Ended: March 31, 2005
      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR
      For the Transition Period Ended: __________________

  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         N/A
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PART I - REGISTRANT INFORMATION

         Global Matrechs, Inc.
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Full Name of Registrant

         Homecom Communications, Inc.
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Former Name if Applicable

         90 Grove Street, Suite 201
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Address of Principal Executive Office (STREET AND NUMBER)

         Ridgefield, Connecticut 06877
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City, State and Zip Code


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

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     |X|   (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form
                 N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     |_|   (c)   The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)


The Registrant was unable to file its Form 10-QSB for the quarter ended March 31, 2005 in the prescribed time period without unreasonable effort and expense due to delays in completing its annual report on Form 10-KSB for the year ended December 31, 2004, which was filed on May 11, 2005. These delays were the result of an internal review of certain accounting treatments from prior years, which review was commenced in connection with regulatory inquiries.

The Registrant currently expects that its Form 10-QSB for the quarter March 31, 2005 will be filed within 5 calendar days following the prescribed due date.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael Sheppard                 203                     431-6665
         (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

     Amendment to current report on Form 8-K dated December 31, 2004 and filed with the SEC on January 6, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         We anticipate that we will report revenues of approximately $370,000 for the three-month period ended March 31, 2005, as compared with $670 in revenue for the comparable period in fiscal 2004. This increase is primarily attributable to the performance of our subsidiary, True To Form Limited, which we acquired on December 31, 2004. Although we believe the subsidiary had profitable operations in the first quarter of 2005, we expect to report a net loss for the quarter on a consolidated basis. However, we are unable to provide a reasonable estimate of our net loss on a consolidated basis for the first quarter of 2005 because a reliable estimate of the net loss of the parent company, Global Matrech, Inc., is not yet available.

                              Global Matrechs, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 17, 2005                       By: /s/ Michael Sheppard
                                               ---------------------------------
                                                Michael Sheppard, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.